Mail Stop 4561

May 23, 2008

Mr. Robert E. Mead
Chairman of the Board and Chief Executive Officer
Silverleaf Resorts, Inc.
1221 River Bend Drive
Suite 120
Dallas, TX    75247

> **Re:    Silverleaf Resorts, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 03/12/08**
> **Definitive Proxy Statement**
> **Filed 04/03/08**
> **File No. 001-13003**

Dear Mr. Mead:

We have reviewed your response letter dated May 14, 2008 and have the following additional comment.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Operations, page F-4

1.  We note your response to comment 4.  However, we continue to believe that it is not appropriate to classify interest income earned on notes receivable as revenue in your statements of operations.  Since your company is not a bank and the

classification is not in accordance with Rule 5-03 of Regulation S-X, please revise to reclassify interest income accordingly.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief